Exhibit 99.1

Press Release

HUTCHMED Announces Closing of KRAS-EGFR-Antibody Conjugate Therapy License to GSK Outside China

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, October 21, 2026: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM; HKEX:13) today announces that further to its announcement on September 3, 2026  and following the completion of customary closing conditions including antitrust regulatory reviews, the exclusive development and license agreement between HUTCHMED Limited (a subsidiary of the Company) and a subsidiary of GSK plc (“GSK”) has closed. The agreement grants the GSK subsidiary worldwide rights excluding Mainland China, Hong Kong, Macau and Taiwan to develop and commercialize HMPL-A830.

This first-in-class Antibody-Targeted Therapy Conjugate (“ATTC”) drug candidate comprises a highly selective and potent Kirsten rat sarcoma (“KRAS”) small molecule inhibitor payload conjugated to an anti-epidermal growth factor receptor (“EGFR”) antibody. Colorectal, pancreatic and lung cancers have the highest incidence of patients with KRAS-altered tumors, who often lack safe and durable KRAS therapy. HMPL-A830 is designed to address this need by delivering a KRAS inhibitor directly to EGFR-expressing tumors, while simultaneously blocking EGFR and KRAS signaling to enhance efficacy, durability, and tolerability. The Phase Ia part of a global clinical trial of HMPL-A830 in patients with unresectable, advanced or metastatic solid tumors in China and the US was initiated in September 2026 (clinicaltrials.gov identifier NCT07718581).

Under the terms of the agreement, HUTCHMED Limited is responsible for the global Phase I development program. The GSK subsidiary will be responsible for all subsequent clinical development and commercialization activities in its territory. Following the closing of the exclusive license agreement, HUTCHMED Limited expects to receive US$110 million upfront payment shortly, and may receive additional development, regulatory and commercial milestone payments of up to a total of US$1.185 billion, as well as tiered royalties on annual net sales.

About HUTCHMED ATTCs

HUTCHMED's ATTCs represent a next-generation approach to precision oncology, combining monoclonal antibodies with proprietary small-molecule inhibitor payload platforms to deliver dual mechanisms of action. Unlike traditional cytotoxin-based antibody-drug conjugates, ATTCs combine targeted therapies to achieve synergistic anti-tumor activity and durable responses in preclinical models, outperforming standalone antibody or small-molecule inhibitor components in both efficacy and safety.

Built on over 20 years of targeted therapy expertise, the ATTC platforms enable development of drug candidates across diverse cancer types. By leveraging antibody-guided delivery and tumor-specific payload release, ATTCs improve accessibility to tumors and reduce off-tumor toxicity. This may overcome the on-target, off-tumor toxicity limitations of systemically-delivered small molecule inhibitors, which in turn could ensure safer long-term use and support combinations with chemotherapy and immunotherapy in earlier-line treatments.

About KRAS

Rat sarcoma (“RAS”) mutations represent one of the most prevalent and well-established drivers in human oncology, driving the progression and aggressive pathology of multiple solid tumors. KRAS, the most dominant RAS isoform, is mutated in approximately 44% of colorectal cancer (“CRC”), 34% of lung adenocarcinoma and up to 89% of pancreatic ductal adenocarcinoma (“PDAC”) patients.1 KRAS regulates key downstream pathways, including RAS/MAPK and PI3K/AKT/mTOR, to drive cell differentiation, proliferation, and survival.

While recent targeted therapies have validated KRAS as a viable therapeutic target, significant clinical gaps persist, particularly for patients with non-G12C mutations. Most patients eventually experience disease progression driven by acquired resistance, largely fueled by upstream receptor tyrosine kinase upregulation and secondary KRAS alterations. Beyond mutation coverage, systemic delivery of pan-KRAS and pan-RAS inhibitors is associated with on-target toxicities, such as dermatological toxicity reflecting RAS pathway inhibition in normal tissue. These present challenges for dosing, long-term tolerability, and combination with cytotoxic chemotherapy or immunotherapy backbones that constitute frontline standard-of-care.

About EGFR

EGFR is a widely expressed receptor tyrosine kinase and established driver of tumor cell proliferation, survival, and disease progression across multiple solid tumors, including CRC, PDAC, and non-small cell lung cancer (“NSCLC”). Signaling through EGFR activates the downstream RAS/MAPK and PI3K/AKT/mTOR pathways, positioning the receptor immediately upstream of KRAS. EGFR has also emerged as a key mediator of resistance to KRAS-targeted therapies, particularly in CRC, where adaptive feedback and increased upstream EGFR signaling reactivate the MAPK pathway and limit the depth and durability of KRAS inhibition. Together, these provide a strong rationale for the dual targeting of EGFR and KRAS, not only in CRC but also additional indications such as PDAC and NSCLC.

About GSK plc

GSK plc is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first four medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including, without limitation, statements concerning HUTCHMED’s future plans and prospects, its expectations regarding the therapeutic potential of HMPL-A830 and other drug candidates from the ATTC platform and the further development of HMPL-A830 and other drug candidates from the ATTC platform in this and other indications, as well as the safety, efficacy, tolerability, scalability or combinability of all candidates from the ATTC platform. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the amount and timely receipt of the consideration; the continued sufficiency of preclinical and clinical data to support development and approval of the ATTC-based R&D candidates in China, the United States and other jurisdictions; their potential to gain clinical trial approvals from regulatory authorities; the efficacy and safety profile of HMPL-A830 and other drug candidates from the ATTC platform; the timing and outcome of clinical studies and the sufficiency of clinical data to support an new drug application submission of HMPL-A830 and other drug candidates from the ATTC platform in China, the United States or other jurisdictions; its potential to gain approvals from regulatory authorities on an expedited basis or at all; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for the ATTC candidates; HUTCHMED or GSK’s ability to fund, implement and complete its further clinical development and commercialization plans for HMPL-A830 and other drug candidates from the ATTC platform and the timing of these events. In addition, when or if used herein, the words and phrases “aims,” “anticipates,” “believes,” “continues,” “estimates,” “expects,” “intends,” “may,” “on track,” “predicts,” “plans,” “potential,” “promising,” “should,” “to be,” “will,” and similar expressions and their variants, as they relate to HUTCHMED may identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Although HUTCHMED believes the expectations reflected in such forward-looking statements are reasonable, HUTCHMED can give no assurance that such expectations will prove to be correct. Readers are cautioned that actual results, levels of activity, safety, performance or events and circumstances could differ materially from those expressed or implied in HUTCHMED’s forward-looking statements due to a variety of risks and uncertainties, which include, without limitation, assumptions regarding the safety, efficacy, supply, continued regulatory approval of these therapeutics, and in some cases connected to the risks of the use of other drug products as combination therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000

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REFERENCES

1 Singhal A, Li BT & O’Reilly EM. Targeting KRAS in cancer. Nat Med 30, 969–983 (2024). DOI: 10.1038/s41591-024-02903-0